UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Completes NIS 380 million Placement of Series G Debentures

Item 1

ICL COMPLETES NIS 380 MILLION (ABOUT $110 MILLION) PLACEMENT OF SERIES G DEBENTURES

- Offering of notes maturing over a period of 15 years paying interest at 2.4%

Following Israel Chemicals Ltd.’s (the “Company”) previous report on Form 6-K, dated December 17, 2019, titled “Notice of Potential Offering of Debentures in Israel” (the “Former Report”), the Company announces that it filed today a supplemental shelf offering report in Israel and an immediate report regarding the offering results.

Pursuant to the shelf offering report, the Company offered, in Israel only, new Series G Debentures (the “Debentures”). The principal of the Debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034, as detailed below: the first nine payments on December 30 of each of the years 2022 through 2030 will be in an amount equal to 2% of the nominal value of the principal; the tenth through twelfth payments on December 30 of each of the years 2031 through 2033 will be in an amount equal to 6% of the nominal value of the principal; and the thirteenth payment (being the final payment) for the principal will be paid on December 30, 2034, for the remaining 64% of the nominal value of the principal.

The interest on the unpaid balance, as it may be from time to time, of the principal of the Debentures shall be paid twice a year, on June 30 and December 30 of each year, so that the first interest payment shall be paid on June 30, 2020 and the final interest payment will be paid on December 30, 2034. Interest payments shall be paid for the period of 6 months concluding at the date of the relevant interest payment and shall amount to the annual interest divided by 2 (the number of interest payments per year), excluding the first interest payment which shall be made on June 30, 2020 and shall be paid for the period beginning on the first day of trade following the date of tender with respect to the Debentures and ending on the date of said payment, to be paid according to the interest rate determined in the tender and calculated according to the number of days in the said period and based on a 365-day year. The interest rate on the Debentures will increase above the Base Interest Rate (as defined below) (i) if the rating of the Debentures is reduced by one of the rating companies that rate the Debentures (each, a “Rating Agency”) to a rating lower than a rating of (ilA+) from S&P Maalot or the equivalent rating by another Rating Agency (the “Base Rating”), as follows: (a) 0.25% above the Base Interest Rate if the reduced rating is (ilA) by S&P Maalot or the equivalent rating by another Rating Agency, (b) 0.50% above the Base Interest Rate if the reduced rating is (ilA-) by S&P Maalot or the equivalent rating by another Rating Agency, (c) 0.75% above the Base Interest Rate if the reduced rating is (ilBBB+) by S&P Maalot or the equivalent rating by another Rating Agency, and (d) 1.00% above the Base Interest Rate if the reduced rating is lower than the rating specified in subsection (c) above, with such interest rate to be in effect until the earlier of the full repayment of the unpaid balance of the Debentures, or until the beginning of the first interest term after the reduced rating is increased back to the Base Rating or higher or back to a rating for which the Additional Interest Rate is lower, or (ii) if the Company’s equity falls below USD 2,000 million (the “Equity Threshold”), by 0.25%, beginning on the first business day following the publication of the Company’s financial reports indicating that the Company has fallen below the Equity Threshold until the earlier of (a) the full repayment of the unpaid balance of the Debenture or (b) the date of publication of the Company’s financial reports indicating that the Company’s equity is at or above the Equity Threshold. The increased interest rate due to the Company’s equity being below the Equity Threshold is in addition to any increase in the interest rate due to a reduction in the rating of the Debentures described in (i) of the prior sentence. The increase from the Base Interest Rate on the unpaid principal of the Debentures pursuant to (i) and (ii) above shall not exceed 1.00% in the aggregate.

The Debentures will be listed for trading on the Tel Aviv Stock Exchange (the “TASE”). The Debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company.

In connection with the issuance of the Debentures, the Company has undertaken to comply with certain financial and other covenants, and the Debentures include customary events of default, including:

•	if the Company’s equity is less than USD 1,550 million for two consecutive quarters;

•	if the ratio between net debt (calculated on the last day of the quarter) of the Company and aggregate EBITDA of the Company for the four last quarters exceeds 5.5:1 for two consecutive quarters;

•	a negative pledge, subject to certain exceptions;

•	a suspension of trading of the Debentures by the TASE, excluding a suspension on grounds of uncertainty as provided in the regulations of the TASE, and such suspension is not rectified or lifted within 60 days;

•	in case the Company breaches the terms of the Debentures or of the deed of trust relating to the Debentures (the “Deed of Trust”) by way of a fundamental breach, including if it becomes apparent that one of the Company’s material representations in the Debentures or in the Deed of Trust is incorrect or is incomplete, provided that the trustee has given notice to the Company to rectify such breach and the Company has failed to do so within 14 days after receiving such notice; and

•	if there is a real concern that the Company will not meet its material undertakings towards the holders of the Debentures.

In the institutional tender the Company received early commitments from institutional investors for the purchase of Debentures in the aggregate principal amount of NIS 1,347,044,000. In the public tender consummated today, the Company received additional offers for NIS 1,399,000.

The Company decided to limit the offering at NIS 380,000,000 therefore the Company accepted total subscriptions to purchase 380,000 Debenture units in an aggregate principal amount of NIS 380,000,000 at an interest rate of 2.4% per annum (the “Base Interest Rate”). Therefore, the oversubscribed portion of series G Debentures was NIS 1,399,000. Accordingly, each subscriber will be allocated 99.63% of the total allocation according to the tender results.

In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 1.1%.

The Debentures will be sold at par value (NIS 1,000 per unit). The total gross consideration to be received by the Company for the Debentures to be allocated pursuant to the shelf offering report is NIS 380,000,000

The aggregate amount that the Company expects to pay for arrangement fees and other commissions and expenses in connection with this offering is approximately NIS 5,414,000. The net consideration to be received by the Company for the Debentures is approximately NIS 374,586,000.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include refinancing of outstanding debt described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2018, and the Company's ongoing operations. Most of the proceeds will be used to partially repay a Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd. Until used by the Company, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest-bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than BBB-, and similar investments.

The offering described in this report was made in Israel to residents of Israel only. The debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This report shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: December 30, 2019